UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

                        For Period Ended: November 30, 2010

                       ☐ Transition Report on Form 10-K
                       ☐ Transition Report on Form 20-F
                       ☐ Transition Report on Form 11-K
                       ☐ Transition Report on Form 10-Q
                       ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LAZARE KAPLAN INTERNATIONAL INC.

Full Name of Registrant

 Former Name if Applicable

19 West 44th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Lazare Kaplan International Inc. (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q (the “Q2 Form 10-Q”) for the fiscal quarter ended November 30, 2010 (“Q2 2011”).

As reported in previous Forms 12b-25 filed with respect to the Company’s Annual Reports on Form 10-K for the fiscal years ended May 31, 2009 and 2010 and the Forms 12b-25 filed with respect to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2009, November 30, 2009, February 28, 2010, and August 2010, the Company has been unable to resolve a material uncertainty concerning (a) the collectability and recovery of certain assets, and (b) the Company’s potential obligations under certain lines of credit and a guaranty (all of which, the “Material Uncertainties”).

As more fully described in the Company’s filing on Form 8-K dated October 28, 2010, during Q2 2011, the Company and certain of its affiliates entered into a Settlement Agreement with certain banks pursuant to which:

•	Obligations (including certain guaranties) of the Company and/or the affiliates totaling approximately $64 million were deemed satisfied in full.

•	The Company received 2,151,103 shares of its common stock held by one of the banks.

•	The Company was assigned one of the bank’s rights with respect to certain amounts that may be receivable by such bank pursuant to certain insurance policies previously obtained by the Company.

•	The Company paid to the banks, collectively, $14 million.

As a result of the settlement, the Company resolved certain aspects of the Material Uncertainties that have prevented the Company from finalizing its financial statements. The Company is continuing to pursue final resolution of the remaining Material Uncertainties, of which it can give no assurance of success.

2

As the Company is unable to assess the potential effect the ultimate resolution of the remaining Material Uncertainties will have on the financial position and results of operation of the Company, the Company remains unable to finalize its financial statements for Q2 2011 or file its Form 10-Q for that period. Additionally, the Company has been unable to finalize its audited financial statements for the fiscal years ended May 31, 2009 and May 31, 2010, and its financial statements for the fiscal quarters ended August 31, 2009, November 30, 2009, February 28, 2010, and August 31, 2010.
The Company is aggressively working to resolve the remaining Material Uncertainties and believes that once they are resolved, it will be in a position to finalize its financial statements for each of the above referenced fiscal periods and file all applicable Forms 10-K and Forms 10-Q with the Securities and Exchange Commission.

Please refer to the Forms 8-K filed by the Company on September 1, 2009, September 16, 2009, October 21, 2009, January 15, 2010, April 14, 2010, August 31, 2010, and October 15, 2010.

Forward-Looking Statements

The information provided in this Form 12b-25, including in this Part III and Part IV below, includes forward-looking statements, including, without limitation, statements regarding financial information, the estimated timing for the completion of the Company’s financial statements and the filing of the Company’s periodic reports with the SEC.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.

 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

William H. Moryto	(212)	972-9700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

3

As further detailed in Part III above, the Company has not yet filed its Annual Reports on Form 10-K for the fiscal years ended May 31, 2009 and 2010 or its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2009, November 30, 2009,February 28, 2010, and August 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, at this time, the Company is unable to resolve the remaining Material Uncertainties. As such, the Company cannot report its results of operations for Q2 2011, except as set forth below.

The Company anticipates that its reported results of operations for Q2 2011 will reflect significant changes from the corresponding period of the last fiscal year. However, the Company, at this time, can only give a reasonable estimate of its anticipated net sales for Q2 2011, which is subject to the completion of the Company’s audits for its fiscal year ended May 31, 2009 and fiscal year ending May 31, 2010.

The Company anticipates net sales for the three and six months ended November 30, 2010 of approximately $28.9 million and $62.0 million as compared to net sales of $23.0 million and $97.2 million, respectively, for the corresponding period of the last fiscal year.  The increase in net sales for the three months ended November 30, 2010 reflects increases in both polished diamond sales and rough diamond trading. The decrease in net sales for the six months ended November 30, 2010 reflects increased sales of polished diamonds offset by a decrease in rough trading volume.

Although there are continuing signs of improving trends, current uncertain economic conditions continue to impact the sectors of the diamond and jewelry industry in which the Company operates. In addition, the inability of the Company to timely resolve the Material Uncertainties has adversely impacted the Company's ability to transact business in the ordinary course to the same extent and in the same manner as it did previously. This includes, without limitation, the ability of the Company to maintain and/or expand its operations.

 During Q2 2011, the Company continued to focus its efforts on cash flow and cost reduction.  Gross margins remained under significant pressure as a result of price competition and overhead absorption.

The Company is not, at this time, in a position to give a reasonable estimate as to the Company’s gross margin and income before income taxes, among other results of operations.

4

LAZARE KAPLAN INTERNATIONAL INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 14, 2011	By:	/s/ William H. Moryto
William H. Moryto, CFO and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

5